United States securities and exchange commission logo





                             March 24, 2022

       James Francis
       Chief Executive Officer
       ESH Acquisition Corp.
       228 Park Ave S, Suite 89898
       New York, New York 10003-1502

                                                        Re: ESH Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 22,
2022
                                                            CIK No. 0001918661

       Dear Mr. Francis:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Sean M. Ewen, Esq.